Exhibit 23.1



                          Independent Auditors' Consent




We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 of Explorations Group, Inc. of our report dated March 21, 2003 on Form 10-KSB, on the consolidated financial statements of Explorations Group, Inc. and Subsidiary for the year ended December 31, 2002.

Our Report dated March 21, 2003 contains an explanatory paragraph that states that the Company has operating losses, an accumulated deficit, cash used in operations, has a working capital deficiency and stockholders' deficiency which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome out that uncertainty.




SALBERG & COMPANY, P.A.
Boca Raton, Florida
December 16, 2003


























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